News Release	Exhibit 99.2

2016-51

Contact:

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Michele Loguidice

Director, Investor Relations and Corporate Communications

+1 703-559-7372

michele.loguidice@intelsat.com

Intelsat Announces Results to Date and Early Settlement Date of September 15, 2016 for Exchange Offer, as well as Results for Consent Solicitation of Certain Notes of Intelsat Jackson Holdings S.A.

Luxembourg, 13 September 2016

Intelsat S.A. (NYSE: I)today announced the results for the previously announced consent solicitation by its wholly-owned subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), relating to Intelsat Jackson’s 6.625% Senior Notes due 2022 (the “2022 Notes”). Intelsat also announced the results to-date for the previously announced exchange offer for the 2022 Notes as well as the anticipated early settlement date of September 15, 2016 for the exchange offer.

As previously announced by Intelsat S.A., Intelsat Jackson commenced the following transactions:

(A) subject to the terms and conditions set forth in a confidential offering memorandum (the “Offering Memorandum”), a private offer to exchange (the “Exchange Offer”) any and all of its outstanding $141,798,000 principal amount of 2022 Notes held by Eligible Holders (as defined below), for cash and newly issued 8.00% Senior Secured Notes due 2024 (the “New 2024 Notes”), in the amount per $1,000 principal amount of 2022 Notes specified below, and

(B) subject to the terms and conditions set forth in a consent solicitation statement (the “Consent Solicitation Statement”) and the accompanying consent letter, a solicitation of consents (“Consents”) from all holders of the 2022 Notes (the “Consent Solicitation”) to proposed amendments to the indenture governing the 2022 Notes (the “2022 Indenture”), which would, among other things: (i) eliminate substantially all of the restrictive covenants and certain events of default pertaining to the 2022 Notes, and (ii) waive any defaults or events of default existing under the 2022 Indenture as of the Consent Time (as defined below) and/or arising from the Consent Solicitation or the Exchange Offer (collectively, the “Proposed Amendments”).

As of 11:59 p.m., New York City time, on September 12, 2016 (the “Early Delivery Time”), according to Global Bondholder Services Corporation, the exchange agent and information agent for the Exchange

Offer and Consent Solicitation (the “Information and Exchange Agent”), tenders from holders of approximately $141,431,000, or 99.74%, of the aggregate principal amount of outstanding 2022 Notes, were validly received and not validly withdrawn in the Exchange Offer. Intelsat Jackson expects that the 2022 Notes that were validly tendered and not validly withdrawn in the Exchange Offer prior to the Early Delivery Time will be purchased by Intelsat Jackson on September 15, 2016 (the “Early Settlement Date”). Intelsat Jackson expects that the conditions to the Exchange Offer will be satisfied or waived as of the Early Settlement Date. Pursuant to its terms, the Exchange Offer will remain open until 11:59 p.m., New York City time, on September 26, 2016, unless extended or earlier terminated by Intelsat Jackson (such time, the “Exchange Offer Expiration Time”).

As of 5:00 p.m., New York City time, on September 12, 2016 (the “Consent Solicitation Expiration Time”), according to Global Bondholder Services Corporation, Consents from holders of approximately $141,383,000, or 99.71%, of the aggregate principal amount of outstanding 2022 Notes had been validly received, and not validly withdrawn, in the Consent Solicitation. Under the terms and conditions of the Consent Solicitation, Intelsat Jackson has received consents sufficient to approve the Proposed Amendments, and Intelsat Jackson, certain guarantors and the trustee for the 2022 Notes entered into a supplemental indenture to the 2022 Indenture, containing the Proposed Amendments at 5:57 p.m., New York City time, on September 12, 2016 (the “Consent Time”). In accordance with the terms of the Consent Solicitation Statement, it is currently expected that the Proposed Amendments will become operative upon the Early Settlement Date. For each $1,000 principal amount of 2022 Notes as to which Consents to the Proposed Amendments were validly delivered and not validly revoked prior to the Consent Solicitation Expiration Time, holders of 2022 Notes will receive a cash payment equal to $65, which is currently expected to be paid on the Early Settlement Date.

The withdrawal deadline has passed, and holders of 2022 Notes may no longer withdraw 2022 Notes tendered or revoke consents delivered in the Exchange Offer and Consent Solicitation, respectively.

Intelsat Jackson previously issued $1,250,000,000 aggregate principal amount of its 8.00% Senior Secured Notes due 2024 (the “Existing 2024 Notes”). The New 2024 Notes will constitute part of a single class of securities together with the Existing 2024 Notes for all purposes, and will have the same terms as the Existing 2024 Notes except as otherwise described in the Offering Memorandum.

For each $1,000 principal amount of 2022 Notes which were validly tendered at or prior to the Early Delivery Time and not validly withdrawn, Eligible Holders of 2022 Notes will receive the total offer consideration, set forth in the table below (the “Total Offer Consideration”) on the Early Settlement Date.

For each $1,000 principal amount of 2022 Notes validly tendered and not validly withdrawn after the Early Delivery Time but prior to the Exchange Offer Expiration Time, Eligible Holders of 2022 Notes will be eligible to receive only the exchange offer consideration set forth in the table below (the “Exchange Offer Consideration”), on the date on which the Exchange Offer is finally settled following the Exchange Offer Expiration Time (the “Final Settlement Date”), which is currently expected to be September 27, 2016.

			For each $1,000 Principal Amount of 2022 Notes Validly Tendered and Not Validly Withdrawn:(1)
			Total Offer Consideration if at or Prior to the Early Delivery Time		Exchange Offer Consideration if After the Early Delivery Time
CUSIP	Outstanding Principal Amount	Title of 2022 Notes to Be Tendered	Cash	Principal Amount of New 2024 Notes	Cash	Principal Amount of New 2024 Notes
45824TAM7	$141.8 million	6.625% Senior Notes due 2022	$120	$705	$100	$705

(1)	Eligible Holders whose 2022 Notes are accepted in the Exchange Offer will also receive a cash payment equal to the accrued and unpaid interest in respect of such 2022 Notes from June 15, 2016, which is the most recent interest payment date, to, but not including, the Early Settlement Date or Final Settlement Date, as applicable, less interest in respect of the New 2024 Notes issued to such Eligible Holders that has accrued from August 15, 2016, which is the most recent interest payment date in respect of the Existing 2024 Notes, to, but not including, the Early Settlement Date or Final Settlement Date, as applicable.

The New 2024 Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable securities laws and, unless so registered, the New 2024 Notes may not be offered, sold, pledged or otherwise transferred in the United States, or to or for the account or benefit of any U.S. person, except pursuant to an exemption from the registration requirements of the Securities Act. The New 2024 Notes are not transferable except in accordance with the restrictions described more fully in the Offering Memorandum. The Exchange Offer is being made, and the New 2024 Notes are being offered and issued, only (a) in the United States to holders of 2022 Notes who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), (b) in the United States to holders of 2022 Notes not resident in Arkansas who are institutional “accredited investors” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and (c) outside the United States to holders of 2022 Notes who are persons other than U.S. persons in reliance upon Regulation S under the Securities Act. The holders of 2022 Notes who have certified to Intelsat Jackson that they are eligible to participate in the Exchange Offer pursuant to at least one of the foregoing conditions are referred to as “Eligible Holders.” Only Eligible Holders are authorized to receive or review the Offering Memorandum or participate in the Exchange Offer.

The conditions set forth in the Offering Memorandum are for Intelsat Jackson’s benefit, and may be asserted by Intelsat Jackson or may be waived by Intelsat Jackson at any time and from time to time. Further, subject to applicable law and the terms set forth in the Offering Memorandum, Intelsat Jackson reserves the right to waive any and all conditions to the Exchange Offer, in whole or in part, and may do so, subject to applicable law, without reinstating withdrawal rights. In addition, Intelsat Jackson expressly reserves the right to extend or terminate the Exchange Offer, and to otherwise amend or modify the Exchange Offer, in any respect.

The Exchange Offer is being conducted pursuant to the Offering Memorandum, this press release and Intelsat S.A.’s or Intelsat Jackson’s other press releases related to the Exchange Offer (collectively, the “Exchange Offer Materials”).

Questions regarding the Exchange Offer or Consent Solicitation may be directed to Intelsat Jackson at the following email address: Attn: Investor Relations, Email: investor.relations@intelsat.com.

The complete terms and conditions of the Exchange Offer, as well as the terms of the New 2024 Notes, are set forth in the Offering Memorandum. The Offering Memorandum will only be made available to holders who complete an eligibility letter confirming their status as Eligible Holders. Holders of 2022 Notes who wish to receive a copy of the eligibility letter for the Exchange Offer may contact Global

Bondholder Services Corporation at 65 Broadway – Suite 404, New York, New York 10006, Attn: Corporate Actions, (212) 430-3774 (for banks and brokers) or (866) 470-4200 (for all others). Holders may also obtain and complete an electronic copy of the eligibility letter on the following website maintained by Global Bondholder Services: http://gbsc-usa.com/eligibility/intelsat.

Intelsat Jackson is making the Exchange Offer only by, and pursuant to, the terms of the Exchange Offer Materials. None of Intelsat Jackson, the Information and Exchange Agent, nor their respective affiliates makes any recommendation as to whether Eligible Holders should tender or refrain from tendering their 2022 Notes. Eligible Holders must make their own decision as to whether to tender 2022 Notes, as well as with respect to the principal amount of the 2022 Notes to tender. The Exchange Offer is not being made to any holders of 2022 Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

This press release does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, powered by its leading satellite backbone, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live.

Intelsat Safe Harbor Statement

Statements in this news release, including statements regarding the Exchange Offer and the Consent Solicitation, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2015, quarterly report on Form 6-K for the period ended June 30, 2016, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the Exchange Offer and the Consent Solicitation.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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